Exhibit 6.43
Exhibit 10.43

January 24, 2004

Jerome Chicvara, Chief Executive Officer
Fred Bowman, President
Portland Brewing Company
2730 NW 31st Avenue
Portland, Oregon 97210

Re: Commitment to Lend to Portland Brewing Company (the “Company”)

Dear Jerome and Fred:

        In connection with the potential asset purchase transaction between the Company and Pyramid Breweries Inc. and an acquisition subsidiary and a concurrent going private transaction (the “Potential Transactions”) the individuals and entities listed below (the “MacTarnahan Parties”) commit to lend money to the Company according to the terms and conditions set forth in this letter agreement. This commitment is binding and non-cancelable. The parties agree to execute definitive documents consistent with the terms of this letter agreement within 30 days after the date of execution of the Asset Purchase Agreement in connection with the Potential Transactions.

RECITALS

        A.     The Company intends to enter into an Asset Purchase Agreement (“APA”) in connection with the Potential Transactions.

        B.     As a condition to the execution of the APA, the Company has requested some assurance that the MacTarnahan Parties will provide the Company with certain sums to fund working capital needs for the Company’s continuing operations and to pay expenses and fees and other going private amounts associated with the Potential Transactions.

        C.     The MacTarnahan Parties wish to enter into this letter agreement to provide such assurances to the Company.

AGREEMENT

        1.    Amount of Loan. Upon request of the Company, the MacTarnahan Parties will make one or more loans to the Company in an aggregate amount not to exceed $650,000.

        2.    Term of Commitment. This commitment to lend will continue from the date of this letter agreement until the last scheduled Earn-Out Payment in 2009 or, if earlier, the date on which the Company is dissolved.

        3.    Use of Proceeds. The proceeds of any such loan will be used solely to: (a) pay amounts associated with the Potential Transactions, including without limitation, going private amounts and expenses, expenses associated with maintaining public company status until taken private, fees paid to third-party professional service providers, D&O insurance premiums, and other uses to be agreed upon by the parties; (b) to fund the Company’s working capital and liquidity requirements after the closing of the Potential Transactions, including, without limitation, bank debt relating to Harco Products, Inc., and any cash losses until dissolution; and (c) to fund any loan fees, costs and/or interest relating to the loans.

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        4.    Interest Rate. Any loan made under this letter agreement will bear interest at a floating per annum rate equal to the prime rate published in the Wall Street Journal (Western Edition) plus 300 basis points.

        5.    Repayment. The Company will repay amounts under this commitment with the Earn Out Payments received under the APA, any proceeds realized upon the Company’s disposition of PMID stock acquired in connection with the APA and any proceeds received from the sale or collection of Excluded Assets (as defined in the APA). Payments on the loan will be due within 5 business days of the Company’s receipt of such amounts.

        6.    Security Interest. To secure the loan described in this letter agreement, the Company will grant a security interest in the proceeds of the Earn Out Payments, any amounts paid out to the Company from the Indemnity Escrow and Purchase Price Adjustment Holdback, PMID stock, the Excluded Assets and any other assets of the Company and the proceeds thereon, including after acquired assets. The parties will execute any documents required to allow the MacTarnahan Parties to perfect such a security interest.

        7.    Loan Fee. The Company will pay an annual loan fee in the amount of $30,000, payable monthly at the rate of $2500 as of the last day of each month.

        8.    Loan Costs. The Company will pay all of the lender’s costs in originating and administering the loan, and in perfecting the security, including legal fees, filing fees and similar costs.

        Please countersign this letter agreement to evidence the Company’s and the MacTarnahan Parties’ agreement with the terms outlined above.

Very Truly Yours,

  /s/ ROBERT M. MACTARNAHAN
Robert M. MacTarnahan
On behalf of MacTarnahan Limited Partnership,
Harmer Mill & Logging Co., Robert M. MacTarnahan

  /s/ R. SCOTT MACTARNAHAN
R. Scott MacTarnahan
On behalf of MacTarnahan Limited Partnership,
Harmer Mill & Logging Co., R. Scott MacTarnahan

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Acknowledged:

Portland Brewing Company

  /s/ JEROME CHICVARA
Name: Jerome Chicvara
Title: Chief Executive Officer of Portland Brewing Company

cc: Portland Brewing Company Special Committee

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